EXHIBIT 4.3

November 20, 2004

International Taurus Resources Inc.(“Taurus”) Suite 920 – 475 Howe Street Vancouver, BC V6C 2C3	Private and Confidential

Dear Sirs:

This Letter Agreement sets out a proposal by American Bonanza Gold Mining Corp. (“American Bonanza”) pursuant to which American Bonanza, Fairstar Explorations Inc. (“Fairstar”) and Taurus (each a “Company” and together, the “Companies”) would be combined into a new corporation (“Newco”) through a statutory plan of arrangement (the “Arrangement”). Alternatively, Fairstar may participate in the Arrangement by transferring its interests in the Fenelon gold project to Newco for shares of Newco. If Fairstar elects not to participate in the Arrangement, then each of American Bonanza and Taurus will nevertheless proceed with completing it as between themselves.

In order to proceed with the Arrangement, the Companies and their Shareholders must undertake a number of legal and commercial steps. This Letter Agreement shall serve to set out those steps and the commitments of the Companies during the period in which those steps are being taken. The matters described herein reflect our present intentions, but are not intended to be binding on a Company except where described in §2.16 and do not constitute a complete statement of the matters described. The complete agreement for the Arrangement will be documented by a definitive agreement (“Definitive Agreement”) that is to be negotiated and settled by the Companies and which will contain, in addition to any items specified in this Letter Agreement, such representations, warranties, covenants and conditions as are customary in transactions of this nature. A principal purpose of this letter is to ensure that American Bonanza has the full support of Taurus for the Arrangement before it approaches Fairstar. Unless the context indicates otherwise, a reference herein to American Bonanza, Fairstar or Taurus means such Company consolidated with all of its subsidiaries.

This Letter Agreement will be void and of no further force and effect unless Fairstar executes a counterpart of it in the form of Schedule A hereto on or before November 30, 2004. Upon execution of this letter American Bonanza shall provide to Fairstar a copy hereof.

American Bonanza Gold Mining Corp.
Suite 1606 - 675 West Hastings Street
Vancouver, British Columbia
Canada, V6B 1N2
Telephone (604) 699-0023
Fax (604) 676-2461

1.       PROPOSAL

1.1     Arrangement

The Companies will each exchange their common shares for common shares of Newco to be issued from its treasury pursuant to exemptions from the registration and prospectus requirements of applicable securities laws. The exchange ratio shall provide for one Newco share to be issued for each 4 shares of American Bonanza, one Newco share for each 5 Taurus shares and one Newco share for the number of Fairstar shares indicated on Schedule A.

The Arrangement will provide that except for option B on Schedule A, all incentive options and share purchase warrants of the Companies will be assumed by Newco in accordance with the exchange ratio. The exchange ratio is premised on the number of issued and outstanding share (and fully diluted) capitalization of each Company being as follows: American Bonanza 188.3 million (235.7 million), Taurus 102.3 million (134 million) and Fairstar 41.3 million (44.7 million).

Notwithstanding the foregoing, the Companies may consider an alternative form of merger transaction provided there are no adverse tax or other consequences to any of the Companies or its Shareholders. Rather than participate directly in the formation of Newco, Fairstar may also participate in the Arrangement through the transfer to Newco of its 38% interest in the Fenelon Joint Venture for a number of Newco shares specified on Schedule A. Newco will use a name which is a variation of “American Bonanza”. For purposes of negotiating Fairstar’s participation in the Arrangement, American Bonanza shall exclusively lead such negotiation..

1.2     Conditions

The Definitive Agreement will contain customary conditions to closing, including:

(a) receipt of all necessary advisory and professional opinions;

(b) receipt of all required regulatory and Shareholder approvals;

(c) receipt of all necessary required third party consents in connection with the material contracts of each of the Companies;

(d) completion of mutual due diligence reviews which, after execution of the Definitive Agreement, shall be limited for each Company to that Company confirming only the veracity of the representations made by the other Companies in the Definitive Agreement; and

(e) the compliance by the Companies with the representations and covenants contained in the Definitive Agreement.

1.3     Financial Information

Each Company will provide the other Companies with monthly consolidated unaudited Financial Statements certified by its Chief Executive Officer or Chief Financial Officer until the date of completion of the Arrangement to supplement its publicly filed Financial Statements. Each Company will provide working papers supporting all such financial disclosure to the extent required by a Company to verify the disclosure contained therein.

1.4     Appointments to Newco Board

Concurrently with the completion of the Arrangement, two persons nominated by Taurus and one person by Fairstar (assuming it participates corporately as part of Newco) and four persons shall be appointed by American Bonanza so that they will constitute a majority of the Board.

1.5     Approvals and Consents

It is currently anticipated that the following judicial and regulatory approvals will be required to be obtained or made in order to complete the Arrangement:

(a) approval of the TSX Venture Exchange (the “TSXV”) and/or the Toronto Stock Exchange (the “TSE”);

(b) approval of Shareholders of each Company by way of a special majority; and

(c) court approval of the Arrangement and if such approval requires that dissent rights be provided to the Shareholders of any of the Companies, that dissent rights not be exercised by a holder of more than 2% of the shares of such Companies.

1.6     Definitive Agreement and Targeted Closing Date

The Companies will work diligently to settle the Definitive Agreement by December 10, 2004 (“Definitive Execution Date”) and to close the Arrangement within 100 days of the date of execution hereof (“Completion Deadline”).

2.       INTERIM COMMITMENTS AND CONDITIONS

2.1     Securities Issuances

It will be a condition to each Company observing the interim conditions and to it executing the Definitive Agreement that pending such execution, none of the Companies issue any securities, including shares, share incentive options or other convertible securities, or any other securities (other than on the exercise of previously issued options or convertible securities) prior to completion of the Arrangement without the consent of each of the other Companies, except those issuances during the normal course of business.

2.2     Confidentiality

All negotiations between the Companies will be confidential and will not be disclosed to anyone other than the Companies and their respective advisors and internal staff and necessary third parties, such as persons approached for financing. Any information concerning a Company disclosed to another Company which, in each case has not been publicly disclosed, will be kept strictly confidential and will not be disclosed by the recipient, except as may be required under applicable law, until publicly disclosed by the Company providing the information. If the Definitive Agreement is not signed by the Definitive Execution Date, or if this Letter Agreement is otherwise terminated, all documents, if any, of a confidential nature, delivered by one of the Companies to another Company or to their respective representatives, and copies thereof, will be immediately returned to the Company supplying same. The Companies agree that the terms of any confidentiality agreement currently existing amongst the Companies will continue in full force unless and until superseded by the Definitive Agreement.

2.3     Access to Records

Pending the negotiations of the Definitive Agreement, each Company shall represent to the others that the publicly filed disclosure (the “Disclosure Record”) of each such Company represents full and true disclosure about such Company’s respective business and affairs. Each Company will provide reasonable access to its records and personnel for purposes of permitting the other to verify the accuracy of its Disclosure Record.

2.4     Standstill

Each of the Companies, for itself and on behalf of its subsidiaries, shall agree that, absent the consent of the others, none of them will, whether directly or indirectly, either individually or in partnership or in conjunction with any person or persons, firm, association, syndicate, joint venture, partnership, company or corporation as principal, agent, or Shareholder or in any other manner whatsoever, purchase or sell any shares of any other Company during the term of this Letter Agreement.

2.5     No Acquisitions or Dispositions

During the term of this Letter Agreement, each Company

(a) will not, and will not permit any of its affiliates to, acquire or agree to acquire by amalgamation, arrangement, merger or consolidation with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association of other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of that company; and

(b) will not, and will not permit any of its affiliates to, sell, lease, transfer, mortgage, encumber or otherwise dispose of any material asset or cancel, release or assign any material indebtedness or claim, except in the ordinary course of business consistent with past practice.

2.6     Fenelon Litigation

During the term of this Letter Agreement, neither Taurus nor Fairstar shall actively prosecute or defend the Fenelon litigation (S.C.: 500-17-022951-043) (except for filings which are legally mandatory) and neither of them shall require strict compliance of the other with respect to the time requirements for any civil procedure matters. The obligation of mutual disclosure and access to records hereunder shall not extend to require either Taurus or Fairstar to disclose anything to any other Company in connection with the Fenelon litigation which is subject to privilege or not otherwise discoverable.

2.7     Normal Course Business Only

During the term of this Letter Agreement, each Company will operate its business in the usual and ordinary course and will not declare any dividend on, or make other distributions in respect of its outstanding shares (or securities convertible into shares), make any distribution, payment or repayment to any non-arm’s length party, enter into any non-arm’s length contracts, issue any securities (other than on the exercise of convertible securities that are currently outstanding), incur any debt or guarantee any obligation, or make any bonus payments to or increase the compensation or benefits of any directors, officer or employee, other than in the usual and ordinary course of business consistent with past practice or pursuant to existing contractual agreements.

2.8     No Solicitation

During the period commencing on the execution hereof and continuing until the first to occur of (i) the execution of the Definitive Agreement, and (ii) the Termination Date (as hereinafter defined), each Company will not, directly or indirectly, and will not authorize or permit any representative thereof to, directly or indirectly, (a) solicit, initiate, encourage, engage in or respond to any inquiries or proposals regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a material change or de facto change of control (each an “Acquisition Proposal”), other than the Arrangement, (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (c) agree to, approve or recommend an Acquisition Proposal, or (d) enter into any agreement related to an Acquisition Proposal; provided, however, that except as indicated below, nothing shall prevent a Company from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person after the execution hereof and which is not withdrawn if (i) the directors of a Company, as the case may be, conclude in good faith, after consultation with counsel, that such action is required in order for them to comply with their fiduciary obligations under applicable law, and (ii) prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, each Company agrees to give the others written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person.

Each Company agrees to terminate all existing discussions or negotiations with any other person with respect to any potential Acquisition Proposal. Each Company agrees to notify the others of any potential Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice shall include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

2.9     Superior Proposals

Any Company (the “Terminating Party”) or the directors thereof may, in respect of any Acquisition Proposal, accept, approve or recommend, and/or enter into any agreement to effect such Acquisition Proposal if: (i) such Acquisition Proposal constitutes a Superior Proposal (as hereinafter defined); (ii) the Terminating Party has provided the other Companies (the “Non- Terminating Parties”) with a copy of the document containing such Superior Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that material terms and conditions of, and the identity of the person making, such Superior Proposal may not be deleted); (iii) five business days have elapsed from the later of the date on which the Non-Terminating Parties received notice of the determination of the Terminating Party to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the Non-Terminating Parties have not, within such five business day period, agreed to amend the terms of the Arrangement so that the consideration payable under the Arrangement will at least match the value per common share of the Terminating Party payable pursuant to such Superior Proposal, determined in each case as of such later date by the directors of the Terminating Party in good faith; and (iv) if the Non-Terminating Parties have elected not to match the Superior Proposal, the Terminating Party terminates this Letter Agreement pursuant to the terms thereof and makes the termination fee payment to the Non-Terminating Parties (described below). “Superior Proposal” means a bona fide unsolicited Acquisition Proposal received after the date of execution hereof that: (A) is not conditional on obtaining financing, (B) in respect of which the directors of a Company have determined in good faith, after consultation with, and receiving advice (which may include a written opinion) from, as appropriate, its financial, legal and other advisors that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which, in the case of an Acquisition Proposal, has a value per common share of at least 110% of the closing trade price of the Terminating Party’s common shares as of the date hereof.

2.10     Right to Terminate

This Letter Agreement may be terminated by a Company:

(a) if the Definitive Agreement is not executed on or before the Definitive Execution Date;

(b) if any Company through its board of directors, accepts, approves or recommends, and/or enters into any agreement to effect an Acquisition Proposal that constitutes a Superior Proposal; or

(c) if the Arrangement is not completed by the Completion Deadline.

The date upon which this Letter Agreement is terminated pursuant to the above is referred to herein as the “Termination Date”.

2.11     Termination Fee

If any Company (the “Terminating Party”) terminates this Letter Agreement:

(a) in connection with a Superior Proposal; or

(b) on the basis that the Definitive Agreement has not been executed on or before the Definitive Execution Date and, within 120 days of the effective date of such termination, accepts, approves or recommends, or enters into an agreement with respect to, an Acquisition Proposal that constitutes a Superior Proposal,

(either such event being a “Triggering Event”), then the Terminating Party must pay the other Companies (in proportion to their interests in Newco) an amount in cash equal to 5% of the market capitalization of the Terminating Party, determined as of the close of business on the last business day prior to the date on which the Triggering Event occurred, in immediately available funds to an account designated by the Non-Terminating Party. Such payment must be made, in the case of (a) above, concurrently with such termination and, in the case of (b) above, at the time that such Acquisition Proposal is accepted, approved or recommended or an agreement with respect to such Acquisition Proposal is executed.

2.12     Publicity

No Company will make any press release, public announcement or public statement about this Letter Agreement unless and until Fairstar has executed Schedule A and Taurus and American Bonanza have accepted same. Thereafter, no Company shall make announcements regarding the Arrangement and other transactions contemplated herein which has not been previously reviewed and commented on by the others, except that any Company may make a press release or filing with a regulatory authority if counsel for such Company advises that such press release or filing is necessary in order to comply with applicable law or the rules and policies of any securities regulatory authority having jurisdiction over a Company, in which case such Company will first make a reasonable effort to obtain the approval of the other Companies.

2.13     Good Faith

From the date Fairstar elects to participate in the Arrangement, the Companies will negotiate in a timely manner and in good faith to settle the terms of the Definitive Agreement. The Companies will work in good faith to assure timely receipt of all approvals referred to herein.

2.14     Fees and Expenses

Except as otherwise provided in this Letter Agreement, the Companies agree that, whether or not the proposed transactions outlined herein are consummated, each will pay its own fees and expenses, including any fee for advice or opinions incurred in connection with the negotiation, preparation, execution and delivery of this Letter Agreement and the Definitive Agreement.

2.15     Assignment

This Letter Agreement is private to the Companies and may not be assigned.

2.16     Entire Agreement and Survival of Terms

This Letter Agreement when Schedule A is executed constitutes the entire agreement between the Companies and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the Companies with respect to the subject matter of this Letter Agreement (excluding confidentiality agreements). Schedule B (Shareholder support confirmation) does not form a part of this Letter Agreement are is provided for information only. No director, officer, employee or agent of any Company has any authority to make any representation or commitment not contained in this Letter Agreement, and each Company has executed this Letter Agreement without reliance upon any such representation or commitment. If this Letter Agreement is terminated under the provisions of this paragraph, the obligations and covenants set out in §2.2, §2.11, §2.14 and §2.18 will survive the termination hereof.

2.17     Shareholder Support Commitment

Each Company agrees that upon this Letter Agreement becoming effective on the approval of its Board, it shall use commercial efforts to ascertain and, if possible obtain the written support of its principal Shareholders for the Arrangement. Each Company agrees to try to obtain the signatures of its Shareholders on Schedule B hereto indicating support for the Arrangement in the following minimum target percentages.

American Bonanza	9%
Taurus	15%
Fairstar	__%

Each Company shall keep the others informed of its approaches and responses in order to permit the other Companies to monitor the level of support of each Company’s Shareholders (or opposition, if any, as the case may be) for the Arrangement.

2.18     Governing Law

This Letter Agreement is and will be deemed to be made in British Columbia, for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia.

2.19     Notices

Notices and other communications will be effective when actually delivered to the addresses of the Companies set forth herein, attention: The President, or Giulio Bonifacio by email at gtbonifacio@boni.ca (if to American Bonanza), or to William Bird by email at birdwill@aol.com (if to Taurus), and to Fairstar in accordance with Schedule A.

2.20     Execution and Board Approvals

This Letter Agreement may be executed in counterpart with the same effect as if all Companies to this Letter Agreement had signed the same document, and all counterparts will be construed together and constitute one and the same instrument.

If the above correctly sets forth your understanding of our agreement with respect to the proposed transactions, kindly so indicate by executing the enclosed copy of this Letter Agreement in the space provided below and returning it to the undersigned by 6:00 p.m. on November 22, 2004. We each agree that the approval hereof by our respective Boards must be obtained by 6 p.m. on November 23, 2004 otherwise this Letter Agreement shall be deemed void and of no further effect.

Yours very truly,

AMERICAN BONANZA GOLD MINING CORP.

Per:	“Brian P. Kirwin” Authorized Signatory

The foregoing merger terms are approved in principle and such other terms herein as are expressed to be binding are hereby agreed to this 20th day of November, 2004.

INTERNATIONAL TAURUS RESOURCES INC.

Per:	“William Bird” Authorized Signatory

Schedule A
to the Letter Agreement Between Taurus, American Bonanza and Fairstar

To: American Bonanza and Taurus

Reference is made to your Letter Agreement of dated November 20, 2004.

☐	A. Fairstar hereby agrees to participate in the Arrangement on the basis of one Newco share for each 6 shares of Fairstar.

OR

☒
B.     Fairstar hereby agrees to sell its right, title and interest in the Fenelon Project and all its right, title and interest in its remaining Casa Berardi properties, including without limitation the Gaudet “A”, Gaudet “C”, La Peltrie, and La Peltrie “B” and Lanouiller claim groups to Newco for 6,500,000 common shares of Newco to be issued concurrently with the Arrangement completing.

Fairstar hereby agrees to observe all the terms, conditions and interim commitments of a Company as if it were a signatory to the Letter Agreement.

IN WITNESS WHEREOF Fairstar has executed and delivered to American Bonanza and Taurus this counterpart of the Letter Agreement this 22nd day of November, 2004 and confirms that it has already received the approval of Fairstar’s Board.

FAIRSTAR EXPLORATIONS INC.		290 Lakeshore Rd.
Pointe Claire, Quebec
Per:	“L. Nachshen”	H9S 4L3
Authorized Signatory

Email address for notices: _______________________________
Acknowledged by Taurus and American Bonanza this 22nd day of November, 2004.

AMERICAN BONANZA GOLD MINING CORP.

Per:	“Brian Kirwin” Authorized Signatory

INTERNATIONAL TAURUS RESOURCES INC.

Per:	“William Bird” Authorized Signatory

Schedule B
to the Letter Agreement Between Taurus, American Bonanza and Fairstar

Each of the Undersigned beneficial Shareholders of one of the Companies hereby confirms his/her/its preparedness to support the Arrangement described in the Letter Agreement (a copy of which has been provided to the Undersigned). The Undersigned agrees with the Company of which he/she/it is a Shareholder as noted below to vote the indicated number of shares in favour of the Arrangement and not exercise dissent rights in respect thereof, nor to take any other action to defeat the Arrangement. These obligations will not remain in effect if the Undersigned’s Company receives a “Superior Proposal” (as defined in the Letter Agreement) which that Company’s Board is prepared to recommend to its Shareholders.

Number of
Undersigned Name and	Shares Owned	Company
Address	or Controlled	(AB, T or F)	Date	Signature